UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

41-41-785-8888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(in millions, except share data)

	September 30,	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$1,176.8	$1,457.2
Short term investments	443.3	377.7
Trade receivables, net	898.1	725.4
Inventories	466.1	427.2
Deferred income tax assets	177.6	131.5
Other current assets	154.6	149.0

Total current assets	3,316.5	3,268.0

Long term investments	85.2	154.8
Property, plant and equipment, net	869.1	829.6
Intangible assets, net	106.4	293.7
Goodwill	552.0	550.0
Long term deferred income tax assets	146.1	77.5
Other assets	57.3	54.6

Total assets	$5,132.6	$5,228.2

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$161.5	$156.0
Short term borrowings	896.7	1,021.5
Current maturities of long term debt	5.8	5.9
Other current liabilities	950.1	1,095.1

Total current liabilities	2,014.1	2,278.5

Long term debt, net of current maturities	49.7	56.0
Long term deferred income tax liabilities	16.0	15.8
Other long term liabilities	352.9	321.8
Contingencies
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 336,975,000
shares authorized; 316,983,016 shares issued and
302,292,429 shares outstanding at September 30, 2006;
314,559,103 shares issued and 306,485,298 shares
outstanding at December 31, 2005	43.8	43.4
Additional paid-in capital	1,020.9	806.3
Accumulated other comprehensive income	143.2	90.9
Retained earnings	2,847.4	2,282.3
Treasury shares, at cost; 14,690,587 shares at September 30,
2006 and 8,073,805 shares at December 31, 2005	(1,355.4)	(666.8)

Total shareholders' equity	2,699.9	2,556.1

Total liabilities and shareholders' equity	$5,132.6	$5,228.2

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(in millions, except share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Sales	$1,203.8	$1,071.1	$3,671.7	$3,313.6
Cost of goods sold	301.4	246.4	914.9	822.7

Gross profit	902.4	824.7	2,756.8	2,490.9

Selling, general and administrative	361.1	331.1	1,012.6	1,009.4
Research and development	134.0	103.6	377.6	302.9
Amortization of intangibles	146.3	22.1	187.4	64.1

Operating income	261.0	367.9	1,179.2	1,114.5

Other income (expense):
Gain (loss) from foreign currency, net	(0.7)	0.5	(10.1)	2.3
Interest income	16.9	12.8	55.9	33.4
Interest expense	(10.8)	(10.1)	(32.6)	(28.2)
Other, net	4.4	3.9	13.0	3.9

Earnings before income taxes	270.8	375.0	1,205.4	1,125.9

Income taxes	38.7	79.2	212.0	255.6

Net earnings	$232.1	$295.8	$993.4	$870.3

Basic earnings per common share	$0.77	$0.96	$3.26	$2.84

Diluted earnings per common share	$0.76	$0.95	$3.21	$2.79

Basic weighted average common shares	302,626,095	306,536,803	305,047,340	306,001,571

Diluted weighted average common shares	306,869,441	312,525,956	309,594,257	311,700,220

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Nine months ended September 30,
	2006	2005

Cash provided by operating activities:
Net cash from operating activities	$914.9	$1,073.1

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(145.1)	(106.7)
Purchases of intangible assets	--	(43.2)
Net sales (purchases) of available-for-sale investments	49.2	(381.3)
Other	1.3	2.2

Net cash from investing activities	(94.6)	(529.0)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(133.1)	(11.7)
Repayment of long term debt	(5.8)	(5.2)
Dividends on common shares	(416.8)	(302.0)
Acquisition of treasury shares	(728.4)	(292.7)
Proceeds from exercise of stock options	95.0	138.1
Tax benefits from share-based payment arrangements	80.5	--

Net cash from financing activities	(1,108.6)	(473.5)

Effect of exchange rates on cash and cash equivalents	7.9	(51.5)

Net increase (decrease) in cash and cash equivalents	(280.4)	19.1
Cash and cash equivalents, beginning of period	1,457.2	1,093.4

Cash and cash equivalents, end of period	$1,176.8	$1,112.5

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$32.6	$28.1

Income taxes	$150.5	$111.8

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(1)	Condensed Consolidated Financial Statements

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"), which owns 230,250,000 common shares of Alcon.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited. Amounts presented at December 31, 2005 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the United States Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2)	Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares and share-settled stock appreciation rights were exercised and if contingent restricted common shares granted to employees became vested.

The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Basic weighted average common shares
outstanding	302,626,095	306,536,803	305,047,340	306,001,571
Effect of dilutive securities:
Employee stock options	4,192,828	5,703,576	4,520,082	5,411,181
Share-settled stock appreciation rights	1,717	--	578	--
Share-settled restricted share units	2,642	--	1,886	--
Contingent restricted common shares	46,159	285,577	24,371	287,468

Diluted weighted average common shares
outstanding	306,869,441	312,525,956	309,594,257	311,700,220

At September 30, 2006, 181,092 stock options and 1,325,522 share-settled stock appreciation rights were not included in the computation of diluted earnings per share, as their exercise prices were greater than the average market price of the common shares. Their effect would have been anti-dilutive.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(3)	Cash Flows—Supplemental Disclosure of Noncash Financing Activities

(a)

During the nine-month periods ended September 30, 2006 and 2005, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 2,723 and 3,817 restricted common shares, respectively. The forfeited shares were recorded as treasury shares.

(b)

During each of the nine-month periods ended September 30, 2006 and 2005, $0.3 of dividends applicable to Alcon common shares that previously were deferred into the Alcon Executive Deferred Compensation Plan were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares. During the nine months ended September 30, 2006, 737 treasury shares (none during the nine months ended September 30, 2005) were delivered to participants, representing previously declared dividends applicable to common shares withdrawn from this plan.

(c)

In 2005, the Company acquired the patent rights of certain products in return for certain fixed payments. The present value of the noninterest bearing payments ($7.4) was recorded in intangible assets and in license obligations (included in long term debt) and, as a noncash transaction, was not reflected in the condensed consolidated statements of cash flows.

(4)	Supplemental Balance Sheet Information

	September 30,	December 31,
	2006	2005
Inventories, at Lower of Cost or Market
Finished goods	$269.4	$255.6
Work in process	45.7	36.6
Raw materials	151.0	135.0

Total	$466.1	$427.2

	September 30,	December 31,
	2006	2005
Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$142.8	$91.6
Unrealized gains (losses) on investments	0.4	(0.7)

Total	$143.2	$90.9

(5)	Impairment of Long-Lived Assets Held and Used

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the three months ended September 30, 2006, the Company identified impairment losses totaling $144.8 related to certain plant, equipment and intangible assets. The respective losses were recognized in cost of goods sold ($19.1) and amortization of intangibles ($125.7) in the consolidated statements of earnings for the periods ended September 30, 2006. The Company’s corporate planning process indicated that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

cash flows, although the Company intends to continue using those assets. Consequently, the impairment review was conducted using the latest projections in the corporate planning process on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

(6)	Goodwill and Intangible Assets

	September 30, 2006		December 31, 2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible assets subject to amortization
Licensed technology	$309.7	$(216.1)	$620.6	$(393.9)
Other	100.9	(88.1)	195.9	(128.9)

Total	$410.6	$(304.2)	$816.5	$(522.8)

The changes from December 31, 2005 to September 30, 2006 in the gross carrying amounts and accumulated amortization of licensed technology and other intangible assets subject to amortization reflect the impairment losses of $125.7 discussed in note 5 above.

In June 2005, the Company entered into an agreement to fix certain payment obligations under a license agreement that provides for future royalties, thus converting a portion of the variable payments into a fixed amount. The new agreement required the Company to pay $95.3, which it remitted in July 2005. The amount attributable to the license agreement ($40.4) was recorded in intangible assets. The remainder of the payment, attributable to past royalties, had been accrued under the original license agreement.

The changes in the carrying amount of goodwill for the nine months ended September 30, 2006 were as follows:

	United States	International
	Segment	Segment	Total

Balance, December 31, 2005	$339.3	$210.7	$550.0
Impact of changes in foreign exchange rates	--	2.0	2.0

Balance, September 30, 2006	$339.3	$212.7	$552.0

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(7)	Short Term Borrowings and Long Term Debt

	September 30,	December 31,
	2006	2005
Short term borrowings
Lines of credit	$266.2	$197.8
Commercial paper	504.3	709.9
From affiliates	92.3	86.5
Bank overdrafts	33.9	27.3

Total short term borrowings	$896.7	$1,021.5

At September 30, 2006 the Company had unsecured credit and commercial paper facilities, including bank overdraft agreements, of $2,977.7 with third parties that were denominated in various currencies. As of September 30, 2006, total borrowings from Nestlé and its subsidiaries were $92.3, under unsecured revolving credit facilities totaling $350.0.

	September 30,	December 31,
	2006	2005
Long term debt
License obligations	$10.9	$15.7
Bank loan	42.4	44.2
Other	2.2	2.0

Total long term debt	55.5	61.9
Less current maturities of long term debt	5.8	5.9

Long term debt, net of current maturities	$49.7	$56.0

(8)	Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

					Depreciation and
	Sales		Operating Income		Amortization
Three months ended September 30,	2006	2005	2006	2005	2006	2005

United States	$618.7	$560.5	$333.6	$292.6	$26.2	$26.3
International	585.1	510.6	244.2	209.9	15.5	14.2

Segments total	1,203.8	1,071.1	577.8	502.5	41.7	40.5
Manufacturing operations	--	--	(3.9)	(7.4)	10.6	8.9
Research and development	--	--	(119.1)	(92.4)	3.6	3.3
General corporate	--	--	(177.4)	(34.8)	146.3	0.9
Share-based compensation	--	--	(16.4)	--	--	--

Total	$1,203.8	$1,071.1	$261.0	$367.9	$202.2	$53.6

					Depreciation and
	Sales		Operating Income		Amortization
Nine months ended September 30,	2006	2005	2006	2005	2006	2005

United States	$1,885.5	$1,676.6	$991.4	$842.8	$76.9	$76.8
International	1,786.2	1,637.0	723.0	669.1	44.2	42.0

Segments total	3,671.7	3,313.6	1,714.4	1,511.9	121.1	118.8
Manufacturing operations	--	--	(20.9)	(23.8)	30.9	26.6
Research and development	--	--	(326.8)	(267.9)	10.0	9.4
General corporate	--	--	(121.7)	(105.7)	148.1	2.7
Share-based compensation	--	--	(65.8)	--	--	--

Total	$3,671.7	$3,313.6	$1,179.2	$1,114.5	$310.1	$157.5

For the periods ended September 30, 2006, general corporate operating income and depreciation and amortization included the effects of the impairment losses of $144.8 discussed in note 5.

For the nine months ended September 30, 2006, general corporate operating income reflected the benefit of a reduction in earlier provisions for a patent lawsuit (discussed in note 13) of $119.0.

(9)	Share-Based Compensation

Under the 2002 Alcon Incentive Plan, the Company’s board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, restricted share units and certain cash-settled liability awards. The total number of shares that may be issued with respect to such awards shall not exceed 30 million Alcon common shares. The grant price for stock options or stock appreciation rights, set by the board, may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. Grants prior to February 2006 also become

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

exercisable upon early retirement at or after age 55. If there is a change in control (as defined by the plan), the exercise or vesting of the awards may accelerate.

In February 2006, the Company’s board of directors approved the grant of 0.2 million restricted shares and restricted share units, 1.3 million SSARs and 0.2 million stock options. Consistent with earlier grants, individuals may vest in stock option and SSAR grants upon early retirement at or after age 55; however, under the 2006 grants, participants may exercise these instruments only on or after the third anniversary of the grant. Restricted share and restricted share unit grants have a three-year cliff vesting; furthermore, individuals retiring before reaching age 60 will forfeit some or all of such grants if the three-year service period has not expired.

The Company’s board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the exercise of stock options and SSARs granted under the 2002 Alcon Incentive Plan. At September 30, 2006, outstanding authorizations by the Company’s board of directors would permit the purchase of approximately 4.9 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and does not anticipate purchasing more treasury shares for this purpose in 2006. Any further treasury share purchases during 2006 would be in anticipation of presenting the shares to the shareholders for approval of cancellation at a future shareholders’ meeting.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 with the issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan. At September 30, 2006, the Company had reserved approximately 19.9 million Alcon common shares for issuance pursuant to the 2002 Alcon Incentive Plan.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment." This statement revised SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated "fair values."

The Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the three months and nine months ended September 30, 2006 included:

(a)

compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b)	compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

Net earnings for the three months and nine months ended September 30, 2006 reflected the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the consolidated financial statements for the respective prior periods have not been restated to reflect the impact of SFAS No. 123(R). Therefore, the results for the three months and nine months ended September 30, 2006 are not directly comparable to the same periods in the prior year.

SFAS No. 123(R) requires companies to estimate the "fair value" of share-based payment awards as of the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period. Share-based compensation expense recognized in net earnings for the three months and nine months ended September 30, 2006 was based on awards ultimately expected to vest, and therefore it was reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates.

Prior to the adoption of SFAS No. 123(R), the Company applied the intrinsic value based method provisions of APB Opinion No. 25 and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under the intrinsic value method, no share-based employee compensation expense for stock options had been recognized in net earnings, as all options granted under the plan had an exercise price equal to the fair market value of the underlying common share at the date of grant. In the pro forma disclosures required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Equity Awards

The effects of share-based equity awards on operating income and net earnings were as follows:

	Three months ended	Nine months ended
	September 30, 2006	September 30, 2006

Total share-based equity award costs applicable for period	$16.2	$67.7
Costs relieved from (capitalized in) inventory	0.2	(1.9)
Costs recognized in operating income	16.4	65.8
Tax benefit recognized in net earnings	5.3	21.1
Reduction to net earnings	$11.1	$44.7

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements to retire as described above. No share-based compensation expense for stock options was recorded in the three months and nine months ended September 30, 2005.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The following table illustrates the effect on net earnings and earnings per common share in same periods of the prior year if the Company had applied the "fair value" recognition provisions in accounting for stock option awards.

	Three months ended	Nine months ended
	September 30, 2005	September 30, 2005

Net earnings, as reported	$295.8	$870.3
Deduct: Total share-based employee compensation
expense under the "fair value" method, net of related
tax benefits	(10.8)	(49.9)

Pro forma net earnings	$285.0	$820.4

Earnings per common share:
Basic - as reported	$0.96	$2.84
Basic - pro forma	$0.93	$2.68

Diluted - as reported	$0.95	$2.79
Diluted - pro forma	$0.91	$2.64

For the nine months ended September 30, 2005, cash flows from operating activities included $81.0 from tax benefits related to share-based payments.

The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Nine months ended September 30,
	2006	2005

Expected volatility	33.0%	33.0%
Risk-free interest rate	4.57%	3.61%
Expected dividend yield	1.0%	1.0%
Expected term	5 years	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through September 2006 and, due to its short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company’s historic dividend yield since 2003.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

Forfeitures were estimated to be 2.5% of the number granted, based on historical experience.

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R) to future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

The status of the stock options and SSARs as of September 30, 2006 and the changes during the nine months then ended are presented below:

	Stock Options				SSARs
			Weighted				Weighted
			Average				Average
		Weighted	Remaining			Weighted	Remaining
		Average	Contractual	Aggregate		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic		Exercise	Term	Intrinsic
	Number	Price	(Years)	Value	Number	Price	(Years)	Value

Outstanding at beginning of period	15,095,417	$53			--	$--
Granted	176,455	123			1,345,604
Forfeited	(113,010)	73			(8,782)
Exercised	(2,595,073)	37			--	--
Expired	(800)	36			--	--
Outstanding at end of period	12,562,989	57	7.16	$720.9	1,336,822	123	9.36	$0.2

Exercisable at end of period	5,805,380	40	6.31	$433.9	407	123	9.36	$--

The weighted average grant-date "fair value" of stock options granted during the nine months ended September 30, 2006 and 2005 was $42.54 and $25.55 per option, respectively. The total intrinsic value of the stock options exercised during the nine months ended September 30, 2006 and 2005 was $189.0 and $251.7, respectively.

The weighted average grant-date "fair value" of SSARs granted during the nine months ended September 30, 2006 was $41.41 per SSAR. No SSARs were exercised during the nine months ended September 30, 2006. The Company did not grant any SSARs prior to February 2006.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The following table summarizes information about stock options as of September 30, 2006:

		Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted			Weighted
Range of		Remaining	Average	Scheduled		Average
Exercise	Number	Contractual	Exercise	Exercisable	Number	Exercise
Prices	Outstanding	Term (Years)	Price	Date	Exercisable	Price

$33	1,544,096	5.47	$33	March 21, 2005	1,544,096	$33
33	35,000	5.75	33	July 1, 2005	35,000	33
36	3,430,056	6.39	36	February 18, 2006	3,390,231	36
42-55	50,500	6.87	50	Various dates in 2006	34,500	48
63	3,898,445	7.37	63	February 11, 2007	614,830	63
67-80	62,000	7.92	77	Various dates in 2007	--
80	27,000	8.30	80	January 18, 2008	3,000	80
79	3,325,800	8.36	79	February 9, 2008	183,723	79
98-105	14,000	8.62	100	Various dates in 2008	--
128	5,000	8.99	128	September 26, 2008	--
123	171,092	9.36	123	February 8, 2009	--

Total	12,562,989				5,805,380

Restricted shares and restricted share units are recognized at the closing market price on the date of grant over the required service period. The status of the nonvested restricted share awards as of September 30, 2006 and the changes during the nine months then ended are presented below:

	Restricted Shares				Restricted Share Units
			Weighted				Weighted
			Average				Average
		Weighted	Remaining			Weighted	Remaining
		Average	Contractual	Aggregate		Average	Contractual	Aggregate
		Grant-Date	Term	Market		Grant-Date	Term	Market
	Number	Price	(Years)	Value	Number	Price	(Years)	Value

Nonvested at beginning of period	530,872	$33			--	$--
Granted	191,113	123			29,658	123
Vested	(532,131)	33			(1,239)	123
Forfeited	(2,723)	123			(554)	123

Nonvested at end of period	187,131	123	2.37	$21.4	27,865	122	2.38	$3.2

The restricted shares that were nonvested at beginning of period were issued in 2002 and vested on January 1, 2006. No such instruments were granted during 2005. During the nine months ended September 30, 2006 and 2005, the grant-date prices of restricted shares that vested totaled $17.7 and $15.8, respectively. The total market value of restricted shares that vested during the nine months ended September 30, 2006 and 2005 were $71.4 and $38.2, respectively.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

During the nine months ended September 30, 2006, the grant date prices of restricted share units that vested totaled $0.2. The total market value of restricted share units that vested during the nine months ended September 30, 2006 was $0.1. No such instruments were granted during 2005.

As of September 30, 2006, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share awards) granted under the plan was $83.1. That cost is expected to be recognized over a weighted average period of 1.3 years.

Liability Awards

The 2002 Alcon Incentive Plan also provides that the board may grant cash-settled stock appreciation rights ("CSARs") whereby the grantee may receive the appreciation in share value over the grant price. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In addition to scheduled vesting, shares are fully vested upon meeting the requirements to retire.

Prior to the adoption of SFAS No. 123(R), the Company measured compensation expense for CSARs by applying the increase in the market price of Alcon’s common shares at the end of the period to the number of CSARs. Under SFAS No. 123(R), the Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards’ settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants. The risk-free interest rates used at September 30, 2006 were 4.59% to 4.91% and the market price for Alcon common shares was $114.50 per share. The cumulative effect of this change was not significant.

The Company’s operating results included expenses related to the CSARs of $(0.5) and $16.0 for the nine months ended September 30, 2006 and 2005, respectively. During the nine months ended September 30, 2006, the intrinsic value of CSARs paid was $8.5.

The status of the CSARs as of September 30, 2006 and the changes during the nine months then ended are presented below:

	CSARs
			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
	Number	Price	(Years)	Value

Outstanding at beginning of period	302,644	$48
Granted	348	123
Forfeited	(1,084)	79
Exercised	(105,955)	36

Outstanding at end of period	195,953	55	7.10	$11.7

Exercisable at end of period	129,095	46	6.72	$8.8

At September 30, 2006 and December 31, 2005, the Company had 195,953 and 302,644 CSARs outstanding representing liabilities of $12.0 and $20.9, respectively. The awards outstanding have expiration dates ranging from March 2012 through February 2016.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The Company expects to use liability awards minimally in the future. As of September 30, 2006, total unrecognized compensation cost related to CSARs granted under the plan was $0.7. That cost is expected to be recognized over a weighted average period of one year.

(10)	Deferred Compensation

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. At September 30, 2006, a Rabbi trust for this purpose had not been established. During the nine-month periods ended September 30, 2006 and 2005, certain executives elected to defer $3.4 and $6.1 of compensation, respectively. At September 30, 2006 and December 31, 2005, liabilities under the DCP, included in other long term liabilities in the accompanying condensed consolidated balance sheets, were $16.3 and $13.1, respectively.

As of September 30, 2006 and December 31, 2005, 174,413 and 179,788 Alcon common shares, respectively, have been deferred into the DCP. Alcon common shares held in the DCP were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The Company has an Excess 401(k) Plan that permits deferral of excess employee contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986. During the nine-month periods ended September 30, 2006 and 2005, deferrals under the plan were $1.3 and $1.7, respectively. At September 30, 2006 and December 31, 2005, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $6.6 and $5.6, respectively.

(11)	Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension benefits		Postretirement benefits
Three months ended September 30,	2006	2005	2006	2005
Service cost	$4.6	$4.7	$2.5	$2.3
Interest cost	4.3	3.6	2.9	2.7
Expected return on plan assets	--	(0.1)	(2.1)	(1.7)
Prior service cost amortization	--	(0.3)	0.1	0.1
Recognized actuarial loss	1.0	0.7	0.3	0.1

Net periodic benefit cost	$9.9	$8.6	$3.7	$3.5

	Pension benefits		Postretirement benefits
Nine months ended September 30,	2006	2005	2006	2005
Service cost	$13.1	$12.5	$7.5	$6.8
Interest cost	13.1	11.0	8.7	7.9
Expected return on plan assets	(0.3)	(0.4)	(6.2)	(4.9)
Prior service cost amortization	(0.6)	(0.7)	0.4	0.4
Recognized actuarial loss	3.1	2.0	0.7	0.2

Net periodic benefit cost	$28.4	$24.4	$11.1	$10.4

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

In February 2005, the Company transferred $200.2 to an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At September 30, 2006, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $12.7, short term investments of $133.2 and long term investments of $78.3) that were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

(12)	Shareholders’ Equity

On May 2, 2006, Alcon’s shareholders approved the cancellation of 100,000 Alcon common shares, which were repurchased during 2006. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective July 24, 2006.

(13)	Litigation Settlement

As discussed in the Company’s annual report on Form 20-F to the United States Securities and Exchange Commission, on December 16, 2005, the U.S. District Court in Delaware ruled on a patent infringement lawsuit filed by Advanced Medical Optics, Inc. ("AMO") against the Company. The court ruled in favor of AMO and set damages at $213.9. In the final judgment entered January 20, 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorneys’ fees and costs. Due to the court’s final judgment, the Company recorded in the fourth quarter of 2005 a $240.0 provision related to this litigation. The Company also filed motions for appeal of the decision and for a new trial.

Since 2004, the Company filed three lawsuits against AMO for patent infringement by certain AMO surgical systems and viscoelastic products. The Company also recorded during the first quarter of 2006 an additional $2.0 provision related to the Delaware judgment.

On July 10, 2006, the Company and AMO announced a global settlement agreement resolving all existing patent disputes between them. The settlement provided for the dismissal of all pending lawsuits, for AMO to request that the Delaware court vacate its judgment and injunction previously entered against the Company, and for dismissal of corresponding appeals.

The settlement entitled both parties to continue marketing their current phacoemulsification product lines on a royalty-free basis, and contained provisions designed to reduce the likelihood of patent disputes on future product offerings.

Under the settlement, the Company paid AMO $121.0 in July 2006. Because the Company had previously accrued $242.0 in connection with the Delaware judgment, the Company realized a pretax benefit for the reduction in selling, general and administrative expenses of approximately $121.0 and 119.0 in the three months ended June 30, 2006 and nine months ended September 30, 2006, respectively.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended September 30, 2006 compared to three months ended September 30, 2005

The following discussion compares operations for the three months ended September 30, 2006 to operations for the three months ended September 30, 2005.

Sales

Global sales increased 12.4% to $1,203.8 million for the three months ended September 30, 2006 from the same period in 2005. Of this increase, 1.1% was attributable to favorable exchange rates. Excluding the effect of foreign exchange fluctuations, sales growth would have been 11.3%, primarily reflecting volume growth during the three months ended September 30, 2006.

	Three Months Ended			Foreign	Change in
	September 30,			Currency	Constant
	2006	2005	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

Alcon United States:
Pharmaceutical	$288.3	$260.9	10.5%	--%	10.5%
Surgical	239.0	225.3	6.1	--	6.1
Consumer Eye Care	91.4	74.3	23.0	--	23.0

Total United States Sales	618.7	560.5	10.4	--	10.4

Alcon International:
Pharmaceutical	208.4	176.9	17.8	3.0	14.8
Surgical	289.7	259.0	11.9	1.9	10.0
Consumer Eye Care	87.0	74.7	16.5	2.3	14.2

Total International Sales	585.1	510.6	14.6	2.3	12.3

Total Global Sales	$1,203.8	$1,071.1	12.4	1.1	11.3

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2006 reported amounts, calculated using 2005 monthly average exchange rates, to the actual 2005 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 10.4% to $618.7 million in the three months ended September 30, 2006 compared to $560.5 million in the comparable period in 2005. Pharmaceutical sales reflected gains in products to treat glaucoma, infections and inflammation. Surgical sales benefited from increased sales of AcrySof® IQ and

AcrySof® ReSTOR® intraocular lenses, as well as higher sales of vitreoretinal products. The increase in United States Consumer Eye Care sales primarily resulted from a competitor’s contact lens care product withdrawal (discussed below), sales growth of OPTI-FREE® RepleniSH® multi-purpose disinfecting solution for contact lenses and increased sales of Systane® lubricant eye drops.

Alcon International sales increased 14.6% (12.3% in constant currency) to $585.1 million in the three months ended September 30, 2006, from $510.6 million in the same period of 2005. Sales in Japan, Russia and Brazil led the sales growth in constant currency. Pharmaceutical sales outside of the United States grew in all major therapeutic areas. AcrySof® intraocular lenses, including AcrySof® IQ and AcrySof® ReSTOR®, led the growth in Surgical sales outside the United States. Higher sales of OPTI-FREE® EXPRESS® multi-purpose disinfecting solutions for contact lenses and Systane® and Tears Naturale® lubricant eye drops drove the increase in International sales of Consumer Eye Care Products.

	Three Months Ended			Foreign	Change in
	September 30,			Currency	Constant
	2006	2005	Change	Change	Currency	(a)
	(in millions)
Product Sales

Infection/inflammation	$176.7	$156.9	12.6%
Glaucoma	175.7	153.3	14.6
Allergy	72.9	73.3	(0.5)
Otic	76.3	74.9	1.9
Other pharmaceuticals/rebates	(4.9)	(20.6)	N/M

Total Pharmaceutical	496.7	437.8	13.5	1.3%	12.2%

Intraocular lenses	191.8	168.8	13.6
Cataract/vitreoretinal	324.7	303.8	6.9
Refractive	12.2	11.7	4.3

Total Surgical	528.7	484.3	9.2	1.0	8.2

Contact lens disinfectants	99.5	77.3	28.7
Artificial tears	51.2	42.2	21.3
Other	27.7	29.5	(6.1)

Total Consumer Eye Care	178.4	149.0	19.7	1.1	18.6

Total Global Sales	$1,203.8	$1,071.1	12.4	1.1	11.3

N/M - Not Meaningful

(a)	See (a) above.
Note:	We have reclassified certain 2005 sales details to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products grew 13.5% (12.2% in constant currency) in the three months ended September 30, 2006. Sales of key products reflected volume gains in almost all major therapeutic categories.

Sales of Vigamox® moxifloxacin solution and TobraDex® ophthalmic suspension and ointment provided most of the growth in the infection/inflammation products during the three months ended September 30, 2006. This increase was offset in part by lower sales of older products during the same period. (Moxifloxacin is licensed to Alcon by Bayer Healthcare AG.)

The U.S. commercial launch of Nevanac® ophthalmic suspension began in September 2005. Nevanac® is the first ophthalmic non-steroidal anti-inflammatory drug ("NSAID") to receive the United States Food and Drug Administration ("FDA") approval for the treatment of pain and inflammation associated with cataract surgery. In the time since its introduction, Nevanac® has captured an approximately 22% share of its therapeutic market in the United States.

Travatan® ophthalmic solution continued its growth in the global glaucoma market with a 22.7% increase in sales for the three months ended September 30, 2006 with growth in both the United States and International markets. Earlier in 2006, the Company began providing its Travatan™ Dosing Aid to a targeted group of physicians. This device is provided without charge to help physicians and their patients improve compliance with prescribed dosage regimens. Another glaucoma product, Azopt® ophthalmic suspension, posted a 20.1% sales increase during the same period, with growth in both the United States and International markets.

Sales of our allergy products, including Patanol® ophthalmic solution, decreased 0.5% in the three months ended September 30, 2006, due to lower sales in the United States as wholesaler inventories levels declined, partially offset by gains in International markets. Patanol® continued to be the leading prescribed ocular allergy product in the United States. In July 2006, the Japanese Ministry of Health, Labor and Welfare gave approval to market Patanol® in Japan, the second largest ocular allergy market in the world. The Company’s commercial launch of Patanol® in Japan began in September 2006.

During the most recent quarter, U.S. sales of Ciprodex® otic suspension were responsible for a 1.9% increase in sales of otic products, which were affected by slower market growth for the category. The increase was offset in part by lower sales of older generation products. (Ciprodex® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Healthcare AG.)

The change in the other pharmaceuticals/rebates line in the three months ended September 30, 2006 compared to the same period in 2005 was due primarily to a significant decline in the Company’s rebates relating to the Federal Medicaid program. The decline in Medicaid rebates has been partially offset by an increase in rebates related to the Federal Medicare Part D program, which began January 1, 2006. Rebates have been estimated and accrued in the quarter in which the related sales have been recorded. Rebates related to the Federal Medicare Part D program have been applied to the sales within the various product line categories when paid, while rebates for Federal Medicaid programs historically have not. Consequently, sales of the various product line categories also reflect reductions for the shift in the rebate types.

Surgical

Global sales of our surgical products grew 9.2% (8.2% in constant currency) to $528.7 million in the three months ended September 30, 2006. Intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) accounted for the growth.

Sales of intraocular lenses increased 13.6% to $191.8 million in the three months ended September 30, 2006. This increase was driven by sales of AcrySof® IQ and AcrySof® ReSTOR® in the global markets. The AcrySof® IQ intraocular lens is an aspheric lens that is designed to reduce spherical aberration and has been shown to improve night driving performance versus a conventional spherical intraocular lens.

Effective May 19, 2006, the Centers for Medicare and Medicaid Services recognized the AcrySof® IQ intraocular lens as belonging to the New Technology Intraocular Lens ("NTIOL") classification defined by Reduced Spherical Aberration. In order to gain inclusion in the NTIOL category, AcrySof® IQ demonstrated the same or greater clinical benefit as the lens that established the NTIOL subset. This NTIOL designation increases the Medicare payment to ambulatory surgery centers for cataract surgery by $50 when surgery is performed with an

AcrySof® IQ intraocular lens. This NTIOL subset and adjusted payment for the AcrySof® IQ intraocular lens will remain in effect until February 27, 2011.

The AcrySof® ReSTOR® lens was approved by the FDA in late March 2005. The AcrySof® ReSTOR® lens uses a revolutionary apodized diffractive refractive technology to give patients a full range of quality vision (near, intermediate and distance) that greatly increases their independence from glasses after surgery. Largely due to its U.S. launch in May 2005, global sales of AcrySof® ReSTOR® grew to $25.2 million in the three months ended September 30, 2006, compared to $17.8 million for the same period in 2005.

Total sales of cataract equipment increased 0.7%, primarily due to improved sales in International markets offset by lower sales in the United States, while sales of cataract equipment disposables and accessories increased 7.2%. Total vitreoretinal product sales increased by 15.0%. This reflects an increase in vitreoretinal surgical equipment sales of 31.1%, an increase in sales of vitreoretinal surgical disposables of 13.4% and the continued upgrade by surgeons to 25 gauge instruments.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 19.7% (18.6% in constant currency) to $178.4 million in the three months ended September 30, 2006.

Sales of our contact lens disinfectants increased 28.7% in the three months ended September 30, 2006 compared to the same period in 2005. Sales growth of our contact lens disinfectants reflected our efforts to seize market share subsequent to a major competitor’s withdrawal of one of its leading products from the market in the second quarter of 2006. Also contributing to the increase were the launch of OPTI-FREE® RepleniSH® multipurpose disinfecting solution in the United States in the first quarter of 2006 and improved sales outside the United States of OPTI-FREE® EXPRESS® multipurpose disinfecting solution.

Sales of our artificial tears products grew 21.3% over the three months ended September 30, 2006. Higher sales of Systane®, which grew 56.6% in the three months ended September 30, 2006 compared to the same period in 2005, accounted for most of the growth.

Gross Profit

Gross profit increased 9.4% to $902.4 million in the three months ended September 30, 2006 from $824.7 million in the same period in 2005. Gross profit decreased as a percent of sales to 75.0% in the three months ended September 30, 2006 from 77.0% in 2005, mainly due to $19.1 million of impairment losses (discussed in note 5 to the condensed consolidated financial statements) and $2.6 million of share-based compensation expense added to cost of goods sold in the three months ended September 30, 2006. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R) related to share-based payments. The adoption required that the Company begin recognizing costs for share-based compensation that were unrecognized in prior periods, as discussed more fully in note 9 to the condensed consolidated financial statements.

Operating Expenses

Selling, general and administrative expenses increased 9.1% to $361.1 million in the three months ended September 30, 2006 from $331.1 million in the same period in 2005. Selling, general and administrative expense as a percentage of sales decreased to 30.0% from 30.9%. This decrease reflected the continued leveraging of the Company’s global infrastructure. The decrease occurred despite the adoption of SFAS No. 123(R) for share-based compensation, which increased selling, general and administrative expenses by $9.1 million in the three months ended September 30, 2006. The latest period also reflected additional sales force and expanded promotion and marketing expenses in some markets.

Research and development expenses increased 29.3% to $134.0 million (or 11.1% of sales) in the three months ended September 30, 2006 from $103.6 million (or 9.7% of sales) in the same period in 2005. This increase reflected the adoption of SFAS No. 123(R) in 2006 for share-based compensation, which increased research and development expenses by $4.7 million in the three months ended September 30, 2006. The increase in research and development expenses also represents a continued investment across pharmaceutical, surgical and consumer eye care products, as well as an upfront payment associated with an outside collaboration agreement. Consistent with the prior three years, management expects that research and development expenses will increase in the fourth quarter of 2006, as additional expenses related to existing projects are incurred.

Amortization of intangibles increased to $146.3 million in the three months ended September 30, 2006, from $22.1 million in 2005. This increase reflected $125.7 million of impairment losses, discussed in note 5 to the condensed consolidated financial statements.

Operating Income

Operating income decreased 29.1% to $261.0 million in the three months ended September 30, 2006 from $367.9 million in the same period in 2005. This decrease in 2006 reflected the impairment losses totaling $144.8 million mentioned above. The adoption of SFAS No. 123(R) in 2006 for share-based compensation expense also decreased operating income by $16.4 million in the three months ended September 30, 2006.

Alcon United States business segment operating income increased 14.0% to $333.6 million, or 53.9% of sales, in the three months ended September 30, 2006 from $292.6 million, or 52.2% of sales, in the same period in 2005. Operating income in 2006 improved as a result of sales volume gains and product mix. Expanded direct selling, marketing and promotion expenses offset a portion of these gains.

Alcon International business segment operating income increased 16.3% to $244.2 million, or 41.7% of sales, in the three months ended September 30, 2006 from $209.9 million, or 41.1% of sales in the same period in 2005. In 2006, operating income increased as a percent of sales primarily from sales volume gains and leveraging our global infrastructure.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation. The impairment losses of $144.8 million in 2006 were included in general corporate operating expenses.

Interest and Other Expenses

Interest income increased to $16.9 million in the three months ended September 30, 2006 from $12.8 million in the same period in 2005, primarily as a result of higher investment balances and higher short term investment rates in 2006. Interest expense increased 6.9% to $10.8 million in the three months ended September 30, 2006 from $10.1 million in the same period in 2005, primarily resulting from higher interest rates.

Included in other, net were gains on investments of $4.4 million in the three months ended September 30, 2006.

Income Tax Expense

Income tax expense decreased to $38.7 million in the three months ended September 30, 2006 from $79.2 million in the three months ended September 30, 2005. The effective tax rate was 14.3% in the three months ended September 30, 2006, compared to 21.1% in the three months ended September 30, 2005. The 14.3% effective tax rate for the third quarter reflected the reversal of deferred tax liabilities at U.S. tax rates caused by the impairment losses, the benefit of funding a larger percentage of research and development in the United States and a small net reserve release related to the expiration of the statute of limitations in certain jurisdictions.

The third quarter effective tax rate did not reflect any benefit for U.S. research and experimentation credit. Assuming the retroactive extension of the research and experimentation credit, we expect our reported full-year effective tax rate to be approximately 17% to 18%, including the impact of the impairment charge on income taxes.

Net Earnings

Net earnings decreased 21.5% to $232.1 million in the three months ended September 30, 2006 from $295.8 million in the same period in 2005. This decrease results from the $92.0 million effect after income taxes of the impairment losses. The adoption of SFAS No. 123(R) reduced net earnings by $11.1.million in the three months ended September 30, 2006. These were partially offset by a lower effective income tax rate.

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005

The following discussion compares operations for the nine months ended September 30, 2006 to operations for the nine months ended September 30, 2005.

Sales

Global sales increased 10.8% to $3,671.7 million in the nine months ended September 30, 2006 from the same period in 2005. This increase was net of a 0.4% reduction attributable to unfavorable exchange rates. Excluding the effect of foreign exchange fluctuations, global sales would have grown 11.2%, primarily reflecting volume growth during the nine months ended September 30, 2006.

	Nine Months Ended			Foreign	Change in
	September 30,			Currency	Constant
	2006	2005	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

Alcon United States:
Pharmaceutical	$915.3	$824.5	11.0%	--%	11.0%
Surgical	706.8	637.0	11.0	--	11.0
Consumer Eye Care	263.4	215.1	22.5	--	22.5

Total United States Sales	1,885.5	1,676.6	12.5	--	12.5

Alcon International:
Pharmaceutical	616.0	547.9	12.4	--	12.4
Surgical	914.5	856.4	6.8	(1.5)	8.3
Consumer Eye Care	255.7	232.7	9.9	0.1	9.8

Total International Sales	1,786.2	1,637.0	9.1	(0.8)	9.9

Total Global Sales	$3,671.7	$3,313.6	10.8	(0.4)	11.2

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2006 reported amounts, calculated using 2005 monthly average exchange rates, to the actual 2005 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 12.5% to $1,885.5 million in the nine months ended September 30, 2006 compared to $1,676.6 million in the comparable period in 2005. Pharmaceutical sales reflected gains in all major therapeutic areas. Surgical sales benefited from increased sales of AcrySof ® IQ and AcrySof® ReSTOR® intraocular lenses. The increase in United States Consumer Eye Care sales primarily resulted from a competitor’s contact lens care product withdrawal in the second quarter of 2006, the U.S. launch of OPTI-FREE® RepleniSH® multi-purpose disinfecting solution for contact lenses and sales growth of Systane® lubricant eye drops.

Alcon International sales increased 9.1% (9.9% in constant currency) to $1,786.2 million in the nine months ended September 30, 2006, from $1,637.0 million in the same period of 2005. Sales in Japan, Russia, Canada, Mexico, Brazil and Italy led the sales growth in constant currency. Pharmaceutical sales outside of the United States grew in all major therapeutic areas. AcrySof® intraocular lenses, including AcrySof® IQ and AcrySof® ReSTOR®, led the growth in Surgical sales outside the United States. Higher sales of OPTI-FREE® EXPRESS® No-Rub® multi-purpose disinfecting solutions for contact lenses and Systane® and Tears Naturale® lubricant eye drops drove the increase in International sales of Consumer Eye Care Products.

	Nine Months Ended			Foreign	Change in
	September 30,			Currency	Constant
	2006	2005	Change	Change	Currency	(a)
	(in millions)
Global Product Sales

Infection/inflammation	$550.9	$491.0	12.2%
Glaucoma	509.4	463.8	9.8
Allergy	316.9	295.4	7.3
Otic	194.8	178.0	9.4
Other pharmaceuticals/rebates	(40.7)	(55.8)	N/M

Total Pharmaceutical	1,531.3	1,372.4	11.6	--%	11.6%

Intraocular lenses	585.8	503.7	16.3
Cataract/vitreoretinal	996.0	946.5	5.2
Refractive	39.5	43.2	(8.6)

Total Surgical	1,621.3	1,493.4	8.6	(0.8)	9.4

Contact lens disinfectants	278.4	226.4	23.0
Artificial tears	151.7	129.4	17.2
Other	89.0	92.0	(3.3)

Total Consumer Eye Care	519.1	447.8	15.9	--	15.9

Total Global Sales	$3,671.7	$3,313.6	10.8	(0.4)	11.2

N/M - Not Meaningful

(a)	See (a) above.

Note: We have reclassified certain sales details to conform to the current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products grew 11.6% with minimal exchange impact in the nine months ended September 30, 2006. Sales of key products reflected volume gains in all major therapeutic categories.

Sales of Vigamox® and TobraDex® provided most of the growth in the infection/inflammation products during the nine months ended September 30, 2006. The growth also reflected sales of Nevanac® ophthalmic suspension, which was commercially launched in the United States in September 2005.

In July 2006, the Japanese Ministry of Health, Labor and Welfare approved Vegamox™ moxifloxacin solution for the treatment of bacterial infections of the eye. The commercial launch in Japan of Vegamox™, marketed as Vigamox® in more than 40 countries around the world, is expected during the fourth quarter of 2006.

Travatan® continued its growth in the global glaucoma market with an 18.5% increase in sales for the nine months ended September 30, 2006 with growth in both the United States and International markets. Earlier in 2006, the Company began providing its Travatan™ Dosing Aid to a targeted group of physicians. This device is provided without charge to help physicians and their patients improve compliance with prescribed dosage regimens. Another glaucoma product, Azopt®, posted a 15.1% sales increase during the same period, primarily due to gains in the United States. These increases were somewhat offset by lower sales of older glaucoma products during the nine months ended September 30, 2006.

In September 2006, the FDA approved Travatan® Z™ ophthalmic solution for the treatment of glaucoma for patients who are intolerant or insufficiently responsive to other intraocular pressure lowering medications. Travatan® Z™ enables doctors to help glaucoma patients that suffer from Ocular Surface Disease. The commercial launch of Travatan® Z™ is planned for October 2006.

Within the allergy products, sales of Patanol® grew 8.4% in the nine months ended September 30, 2006 and Patanol® continued to be the leading prescribed ocular allergy product on the United States market.

U.S. sales of Ciprodex® were responsible for a 9.4% increase in global sales of otic products during the most recent period.

The change in the other pharmaceuticals/rebates line in the nine months ended September 30, 2006 compared to the same period in 2005 was due primarily to a significant decline in the Company’s rebates relating to the Federal Medicaid program. The decline in Medicaid rebates has been partially offset by an increase in rebates related to the Federal Medicare Part D program, which began January 1, 2006. Rebates have been estimated and accrued in the quarter in which the related sales have been recorded. Rebates related to the Federal Medicare Part D program have been applied to the sales within the various product line categories when paid, while rebates for Federal Medicaid programs historically have not. Consequently, sales of the various product line categories also reflect reductions for the shift in the rebate types.

Surgical

Global sales of our surgical products grew 8.6% (9.4% in constant currency) to $1,621.3 million in the nine months ended September 30, 2006. Intraocular lenses, as well as cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for the growth.

Sales of intraocular lenses increased 16.3% in the nine months ended September 30, 2006. This increase was driven by sales of AcrySof® IQ and AcrySof® ReSTOR® in the global markets.

Effective May 19, 2006, the Centers for Medicare and Medicaid Services recognized the AcrySof® IQ intraocular lens as belonging to the NTIOL classification defined by Reduced Spherical Aberration. This NTIOL designation increases the Medicare payment to ambulatory surgery centers for cataract surgery by $50 when surgery is performed with an AcrySof® IQ intraocular lens. This NTIOL subset and adjusted payment for the AcrySof® IQ intraocular lens will remain in effect until February 27, 2011.

As discussed in our annual report on Form 20-F, in May 2005, the Centers for Medicare and Medicaid Services clarified its payment rules to continue existing reimbursement amounts under the covered benefit for cataract surgery, if patients elect to apply for the non-covered charges for refractive services and presbyopia-correcting intraocular lenses such AcrySof® ReSTOR®. This clarification allows the patient to select a premium lens such as the AcrySof® ReSTOR® and pay the difference in cost without losing existing reimbursement for the procedure. Largely due to its U.S. launch in May 2005, global sales of AcrySof® ReSTOR® grew to $75.2 million in the nine months ended September 30, 2006, compared to $28.6 million for the same period in 2005.

Total sales of cataract equipment declined 1.6%, due to lower sales in International markets, while sales of cataract equipment disposables and accessories increased 5.2%. As surgeons continued to upgrade to 25 gauge instruments, sales of vitreoretinal surgical disposables increased 13.5% and, along with a 9.9% increase in vitreoretinal surgical equipment sales, produced a 12.0% increase in vitreoretinal product sales.

Refractive sales decreased 8.6% for the nine months ended September 30, 2006. Technology fees on refractive equipment were lower in 2006 compared to 2005.

Earlier in 2006, the FDA concluded its inspection of our refractive surgical equipment operation as part of the process to clear an outstanding FDA warning letter related to its complaint handling process. All items in the warning letter have been cleared, followed by receipt of four approvals for Pre-Market Approval Supplements in the second quarter of 2006. These four approvals related to applications for the LADAR6000TM excimer laser, with an upgraded high-speed ablation feature, and new Custom Cornea® Wavefront System indications for use, including hyperopia with/without astigmatism and mixed astigmatism. These approvals expanded the treatment range of the LADAR® systems beyond that of any other U.S. competitor laser system.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 15.9% with minimal currency change impact to $519.1 million in the nine months ended September 30, 2006.

Sales of our contact lens disinfectants increased 23.0% in the nine months ended September 30, 2006 compared to the same period in 2005. Sales growth of our contact lens disinfectants reflected our efforts to seize market share after a major competitor withdrew one of its leading products from the market during the second quarter of 2006. The withdrawal created a surge in demand for alternate products as retailers and consumers discarded their existing supply of the competitor’s disinfectants. While we expect to maintain a higher market share, we do not expect to sustain the volume gains experienced to replace customers’ discarded products in April 2006. Also contributing to the sales increase were the launch of OPTI-FREE® RepleniSH® multipurpose disinfecting solution in the United States in the first quarter of 2006 and improved sales of OPTI-FREE® EXPRESS® multipurpose disinfecting solution.

Sales of artificial tears products grew 17.2% over the nine months ended September 30, 2006. Our leading artificial tears product, Systane®, accounted for most of the sales growth. Higher sales of Tears Naturale® in International markets provided the remaining growth. This growth was offset in part by lower sales of older generation products.

Gross Profit

Gross profit increased 10.7% to $2,756.8 million in the nine months ended September 30, 2006 from $2,490.9 million in the same period in 2005. Gross profit decreased slightly as a percent of sales to 75.1% in the nine months ended September 30, 2006 from 75.2% in 2005, mainly due to the impairment losses of $19.1 recognized the third quarter of 2006. The decrease also reflects $8.4 million of share-based compensation expense added to cost of goods sold in the nine months ended September 30, 2006. Effective January 1, 2006, the Company adopted SFAS No. 123(R) related to share-based payments. The adoption required that we begin recognizing costs for share-based compensation that were unrecognized in prior periods, as discussed more fully in note 9 to the condensed consolidated financial statements.

During the three months ended June 30, 2005, the Company restructured the payment obligations under a license agreement that provided for future royalties. A result of this transaction was to reduce royalty expense that would have been incurred in the first three months of 2006 by $9.4 million.

Operating Expenses

Selling, general and administrative expenses increased 0.3% to $1,012.6 million in the nine months ended September 30, 2006 from $1,009.4 million in the same period in 2005. Selling, general and administrative expense as a percentage of sales decreased to 27.6% from 30.5%. The decrease primarily resulted from the July 2006 settlement of certain patent litigation discussed under Legal Proceedings. Recognition of the settlement terms during June 2006 reduced earlier provisions from December 2005 by $119.0 million. This reduction was offset somewhat by the adoption of SFAS No. 123(R) for share-based compensation, which increased selling, general and administrative expenses by $38.0 million in the nine months ended September 30, 2006. The latest period also reflected additional sales force and expanded promotion and marketing expenses in some markets.

Research and development expenses increased 24.7% to $377.6 million (or 10.3% of sales) in the nine months ended September 30, 2006 from $302.9 million (or 9.1% of sales) in the same period in 2005. This increase reflected the adoption of SFAS No. 123(R) in 2006 for share-based compensation, which increased research and development expenses by $19.4 million in the nine months ended September 30, 2006. The increase in research and development expenses also represents a continued investment across pharmaceutical, surgical and consumer eye care products, as well as payments associated with outside collaboration agreements.

Amortization of intangibles increased to $187.4 million in the nine months ended September 30, 2006 from $64.1 million in the same period in 2005. This increase reflected $125.7 million of impairment losses discussed in note 5 to the condensed consolidated financial statements.

Operating Income

Operating income increased 5.8% to $1,179.2 million in the nine months ended September 30, 2006 from $1,114.5 million in the same period in 2005. This increase in 2006 reflected gross profit gains from the increase in sales volume, as well as the reduction of the patent litigation provision mentioned above. Otherwise, operating expenses increased primarily due to the impairment losses totaling $144.8 million and to the inclusion of share-based compensation expense from the adoption of SFAS No. 123(R) in 2006. Share-based compensation expense decreased operating income by $65.8 million in the nine months ended September 30, 2006. This represents approximately 80% of the expected share-based compensation expense to be recognized in 2006.

Alcon United States business segment operating income increased 17.6% to $991.4 million, or 52.6% of sales, in the nine months ended September 30, 2006 from $842.8 million, or 50.3% of sales, in the same period in 2005. Operating income in 2006 improved as a result of sales volume gains, product mix and (in the first quarter of 2006) lower royalties. Expanded direct selling, marketing and promotion expenses offset a portion of these gains.

Alcon International business segment operating income increased 8.1% to $723.0 million, or 40.5% of sales, in the nine months ended September 30, 2006 from $669.1 million, or 40.9% of sales, in the same period in 2005. In 2006, operating income decreased as a percent of sales primarily from pricing pressure on gross margins, increased selling, promotion and marketing expenses and increased operating costs during the repairs to the United Kingdom facilities caused by nearby fires and explosions in 2005.

Operating income for the Alcon United States and Alcon International business segments does not include:(1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation. The $119.0 million reduction of the patent litigation provision and the impairment losses of $144.8 million were recorded in general corporate expenses.

Interest and Other Expenses

Interest income increased to $55.9 million in the nine months ended September 30, 2006 from $33.4 million in the same period in 2005, primarily as a result of higher investment balances and higher short term investment rates in 2006. Interest expense increased 15.6% to $32.6 million in the nine months ended September 30, 2006 from

$28.2 million in the same period in 2005 resulting from higher short term interest rates, slightly offset by decreased borrowings.

Included in other, net were gains on investments of $12.4 million in the nine months ended September 30, 2006.

Income Tax Expense

Income tax expense decreased to $212.0 million in the nine months ended September 30, 2006 from $255.6 million in the nine months ended September 30, 2005. The effective tax rate was 17.6% in the nine months ended September 30, 2006, compared to 22.7% in the nine months ended September 30, 2005. The 17.6% effective tax rate reflects the reversal of deferred tax liabilities at U.S. tax rates caused by the impairment losses and the benefit of funding a larger percentage of research and development in the United States. In addition, during the nine months ended September 30, 2006, the Company recognized an aggregate tax benefit of approximately $26 million comprised primarily of net releases and reductions of reserves related to prior periods resulting from expiration of statutes of limitations in various jurisdictions, developments with respect to negotiations and negotiating positions with tax authorities.

The effective tax rate for the nine months ended September 30, 2006 did not reflect any benefit for U.S. research and experimentation credit. Assuming the retroactive extension of the research and experimentation credit, we expect our reported full-year effective tax rate to be approximately 17% to 18%, including the impact of the impairment charge on income taxes.

Net Earnings

Net earnings increased 14.1% to $993.4 million in the nine months ended September 30, 2006 from $870.3 million in the same period in 2005. This increase results from an increase in gross profit that exceeded increases in operating expenses, the reduction of the patent litigation provision mentioned above ($97.5 million after taxes), and from lower income taxes. The impairment losses decreased net earnings by $92.0 million. The adoption of SFAS No. 123(R) further reduced net earnings by $44.7 million in the nine months ended September 30, 2006.

Marketing Collaboration for Potentially the First Oral Medication for Diabetic Retinopathy

On July 21, 2006, the Company and Eli Lilly and Company ("Lilly") announced a long-term agreement to co-promote ruboxistaurin mesylate (proposed brand name, ArxxantTM, pronounced ark-ZONT) in the U.S. and Puerto Rico. ArxxantTM is an investigational oral drug for the treatment of moderate to severe nonproliferative diabetic retinopathy, a diabetic eye disease. The co-promotion agreement is subject to FDA approval of ArxxantTM.

On September 29, 2006, Lilly announced that the FDA will require a new three-year clinical trial for ArxxantTM, leading Lilly to weigh the feasibility of continuing the drug’s development. Lilly indicated that the study would actually take up to five years to complete. The drugmaker said that ongoing clinical trials for ArxxantTM continue while Lilly evaluates options for its further development. Lilly has decided to appeal the FDA’s decision.

If ArxxantTM is approved as the first oral medication to reduce the risk of vision loss associated with diabetic retinopathy, the Company will lead the promotional efforts to the eye care community, increasing awareness of the benefits that ArxxantTM could provide. Under the terms of the agreement, the Company will have primary responsibility for promotion of ArxxantTM to eye specialists, including retinal specialists and general ophthalmologists, while Lilly, a global leader in diabetes therapies, will have primary responsibility for promotion to endocrinologists and primary care physicians. If ArxxantTM is approved by the FDA, the Company will make milestone and marketing payments to Lilly and the Company will be compensated based on product sales.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At September 30, 2006, the Company reported cash and cash equivalents of $1,176.8 million, total debt of $952.2 million and consolidated shareholders’ equity of $2,699.9 million. The net cash balance (cash and cash equivalents minus total debt) decreased $149.2 million during the nine-month period to $224.6 million. The Company continued to generate significant cash flow from operations, but used $416.8 million to pay dividends on common shares and $728.4 million to purchase treasury shares as discussed below.

Although net cash and the change in net cash are not U.S. GAAP defined measures, management believes that the evolution of net cash is important to understanding the Company’s cash flow generation and overall financial health. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, while the Company’s debt is located in subsidiary operating companies elsewhere. Net cash is calculated as follows:

	September 30,	December 31,
	2006	2005
	(in millions)
NET CASH

Cash and cash equivalents	$1,176.8	$1,457.2

Short term borrowings	896.7	1,021.5
Current maturities of long term debt	5.8	5.9
Long term debt	49.7	56.0

Total debt	952.2	1,083.4

Net cash	$224.6	$373.8

A portion of the Company’s assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At September 30, 2006, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $12.7 million, short term investments of $133.2 million and long term investments of $78.3 million) that were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

Cash Flows

During the nine months ended September 30, 2006, the Company generated operating cash flow of $914.7 million, after payment of $121.0 million to settle patent litigation in July 2006. In the nine months ended September 30, 2005, cash provided by operating activities included $81.0 million for tax benefits from share-based arrangements. In 2006, the tax benefits from share-based arrangements of $80.5 million were included in cash provided by (used in) financing activities in accordance with the adoption of SFAS No. 123(R).

A portion of the operating cash flow was used for payment of dividends on common shares, the purchase of Alcon common shares, as discussed under "Financing Activities," and for capital expenditures, including improvements in our manufacturing facilities and certain new construction.

Financing Activities

During the nine months ended September 30, 2006, we repaid short term borrowings of $132.9 million. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

Since 2002, the board of directors has approved the purchase of up to 20 million Alcon common shares, including 10 million approved in 2006, to, among other things, satisfy the exercise of stock options and stock appreciation rights that are scheduled to become exercisable in 2007, 2008 and 2009. To the extent such share purchases are not required to satisfy these purposes, the board intends to present the shares for approval of cancellation at future shareholders’ meetings. Since 2002, we have purchased approximately 15.1 million treasury shares (including approximately 7.0 million treasury shares in 2006) for $1,398.6 million (including $728.4 million in 2006).

Alcon’s shareholders, at their May 2, 2006 annual general meeting, approved the cancellation of 100,000 Alcon common shares that were purchased in 2006 and the corresponding reduction in share capital of Alcon. After the fulfillment of certain formal Swiss requirements, the cancellation became effective July 24, 2006.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that became exercisable in 2005 and 2006. In February 2006, over 4.3 million stock options granted to employees in 2003 became exercisable. During 2006, approximately 2.6 million options were exercised, providing proceeds of $95.0 million to the Company.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On May 19, 2006, we paid a dividend, based on 2005 operations, of CHF 1.68 per common share, or approximately $1.38 per common share, totaling $416.8 million. This total excluded $0.3 million of dividends that subsequently will be paid in shares upon withdrawal of Alcon common shares from the Alcon Executive Deferred Compensation Plan (discussed in note 10 to the condensed consolidated financial statements).

Capital Resources

We expect to meet our current liquidity needs primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows and through issuances of commercial paper under the facility described below, the combination of which we believe would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of September 30, 2006, the Company had credit and commercial paper facilities of approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility. As of September 30, 2006, $504.3 million of the commercial paper was outstanding at an average interest rate of 5.23% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($42.4 million) maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé’s guarantees permit us to obtain more favorable interest rates, based upon Nestlé’s credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The loan contains a provision that may terminate and accelerate the obligations in the event that Nestlé’s ownership of Alcon falls below 51%.

The Company also had available commitments of $350.0 million under unsecured revolving credit facilities with Nestlé and its affiliates; at September 30, 2006, $92.3 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $627.7 million under which there was an aggregate outstanding balance of $300.2 million at September 30, 2006. Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 3.22% at September 30, 2006.

Market Risks

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At September 30, 2006, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the United States to represent in the aggregate approximately 20% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount from $50,000 to $350,000. We conduct credit analysis of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 19 years, we have offered financing programs for cataract surgical equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history and has relatively less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Russia and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use foreign currency derivative financial instruments as risk management tools.

We use currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged. A number of these contracts are executed through Nestlé to take advantage of its expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

Legal Proceedings

AMO

As discussed in the Company’s annual report on Form 20-F to the United States Securities and Exchange Commission, on December 16, 2005, the U.S. District Court in Delaware ruled on a patent infringement lawsuit filed by Advanced Medical Optics, Inc. ("AMO") against the Company. The court ruled in favor of AMO and set damages at $213.9 million. In the final judgment entered January 20, 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorneys’ fees and costs. Due to the court’s final judgment, the Company recorded in the fourth quarter of 2005 a $240.0 million provision related to this litigation. The Company also filed motions for appeal of the decision and for a new trial.

Since 2004, the Company filed three lawsuits against AMO for patent infringement by certain AMO surgical systems and viscoelastic products. The Company also recorded during the first quarter of 2006 an additional $2.0 million provision related to the Delaware judgment.

On July 10, 2006, the Company and AMO announced a global settlement agreement resolving all existing patent disputes between them. The settlement provided for the dismissal of all pending lawsuits, for AMO to request that the Delaware court vacate its judgment and injunction previously entered against the Company, and for dismissal of corresponding appeals.

The settlement entitled both parties to continue marketing their current phacoemulsification product lines on a royalty-free basis, and contained provisions designed to reduce the likelihood of patent disputes on future product offerings.

Under the settlement, the Company paid AMO $121.0 million in July 2006. Because the Company had previously accrued $242.0 million in connection with the Delaware judgment, the Company realized a pretax benefit for the reduction in selling, general and administrative expenses of approximately $121.0 million and 119.0 million in the three months ended June 30, 2006 and nine months ended September 30, 2006, respectively.

Other Legal Matters

The Company has received notification that Teva Pharmaceutical Industries, Ltd. has filed an Abbreviated New Drug Application (“ANDA”) with the FDA claiming either non-infringement or invalidity of certain patents that cover Alcon’s Vigamox® product in the United States. Concerning the Vigamox® product, the Company has filed suit in federal district court to enforce its intellectual property rights. The Company also has received notification that Apotex USA Inc. has filed an ANDA with the FDA claiming either non-infringement or invalidity of a patent covering Alcon’s Patanol® product. Concerning the Patanol® product, the Company currently is evaluating the ANDA filing and potential actions the Company may pursue to enforce its intellectual property rights. The Company believes it has adequate patent and intellectual property protecting both products from generic competition until the patent expirations.

New Accounting Standards

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." This statement amends the guidance in SFAS 133 to simplify the accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for consistently regardless of the form of the instruments. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Early adoption is permitted as of the beginning of the entity's fiscal year provided the entity has not issued financial statements. The Company is still evaluating the effects that SFAS No. 155 will have upon adoption, but it is not expected to have a significant impact on the Companys’ results of operations or financial position.

In June 2006, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." The consensus addresses taxes assessed by governmental authorities that are directly imposed on revenue-producing transactions between a seller and a customer. The consensus provides that the presentation of such taxes on either a gross or net basis is an accounting policy that should be disclosed in the financial statements. The consensus is effective for periods beginning after December 15, 2006, with earlier adoption permitted. The Company has accounted for such taxes on a net basis, with no amounts recognized in the consolidated statements of earnings. The Company plans to add a note to disclose this in its consolidated financial statements for the years ending December 31, 2006, 2005 and 2004.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." The interpretation provides additional guidance for financial statement recognition of a position taken or expected to be taken in an income tax return and requires new financial statement disclosures about uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company continues to review this interpretation but has not yet determined the impact, if any, of the interpretation on the Company’s results of operations or financial position.

In September 2006, the United States Securities and Exchange Commission ("SEC") published Staff Accounting Bulletin No. ("SAB") 108 adding Section N to "Topic 1: Financial Statements" to the staff accounting bulletin series. This SAB provides guidance on the consideration of the effects of prior year accounting differences in quantifying current year accounting differences for the purpose of a materiality assessment. The Company currently does not expect this SAB to have a significant impact on its results of operations or financial position.

In September 2006, the SEC published its Final Rule: "Internal Control Over Financial Reporting in Exchange Act Periodic Reports of Foreign Private Issuers That Are Accelerated Filers." The rule defines the difference between a large accelerated filer and an accelerated filer, as well as changes the compliance dates for the auditor attestation of accelerated filers to fiscal years ending after July 15, 2007. This rule will have no impact on the Company, as it is considered a large accelerated filer and must comply with previously adopted requirements for 2006.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The statement requires market-based measurements using "observable inputs" for assumptions used in calculating fair value. In addition, the statement requires that market assumptions include assumptions on risk. The statement expands disclosures about the use of fair value measurements in both interim and annual periods. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company currently does not expect this statement to have a significant impact on its results of operations or financial position.

In September 2006, the FASB issued SFAS No. 158, "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans." This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize through other comprehensive income the changes in that funded status in the year in which changes occur. The statement also requires additional disclosures for more transparency, and that business entities measure plan assets and benefit obligations as of the date of the statement of financial position. Public companies must adopt the recognition and disclosure provisions of the statement for fiscal years ending after December 15, 2006. The measurement date requirement is effective for fiscal years ending after December 15, 2008. The Company has begun a review of this statement and anticipates a charge to other comprehensive income in 2006 of approximately $55 million, although no impact on net earnings is expected.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are used primarily to hedge inter-company receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because we hedge less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would be completely offset by a gain or loss on the underlying foreign currency asset or liability. Regarding foreign currency forward contracts, an instantaneous ten percent decline in foreign exchange rates at September 30, 2006 would have decreased our earnings before income taxes by approximately $9.0 million.

For foreign currency markets, a strengthening U.S. dollar may make our products more expensive to purchase and therefore adversely affect our ability to contract for product sales in U.S. dollars. At September 30, 2006, the financial instruments were as follows:

$108.2 million equivalent notional amount of foreign currency forward and option contracts intended to offset the potential earnings effects from intercompany receivables (denominated in various currencies) held by our Swiss subsidiary.

$94.9 million equivalent notional amount of forward currency swap agreements intended to offset the exposure resulting from intergroup loans denominated in yen in our Belgium and Italy subsidiaries.

$3.4 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$5.6 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany receivables (denominated in British pounds sterling) held by Alcon Inc.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.4% at September 30, 2006) instrument. At September 30, 2006, the fair value of the interest rate swap was $0.9 million, based on market data including the relevant interest rate. The equivalent notional principal amount at September 30, 2006 was $42.4 million.

At September 30, 2006, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

Variable Rate Instruments	Fair Value
	(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$1,176.8

Liabilities:
Short Term Debt - Variable Rate	896.7
Interest Rate Swaps - Variable Rate	42.4

	1% Decrease	1% Increase
Pretax Earnings Effect on Variable Rate Instruments of	in Rates	in Rates
	(in millions)

Assets	$(11.8)	$11.8
Debt	9.0	(9.0)
Swaps	0.4	(0.4)
Total	$(2.4)	$2.4

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed with the intention of reducing sensitivity to interest rate changes. The market value of the Company’s fixed income portfolios classified as available-for-sale investments was approximately $209.1 million at September 30, 2006. The market value of the Company’s fixed income portfolios classified as trading securities was approximately $167.2 million at September 30, 2006.

Certain of the Company’s fixed income managers use derivatives as part of their overall fixed income strategies, including the use of swaps, futures, and options. At September 30, 2006, the aggregate notional amount of these contracts was $21.1 million, with a fair value of $5.0 million.

Equity Risk

The Company owns professionally managed investments in equities, hedge funds and real estate investment trusts ("REITs") as part of its overall investment strategy. Investment managers with proven long term performance records are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly. At September 30, 2006, the fair values of the Company's equities, hedge funds and REITs were $61.5 million, $73.9 million and $14.2 million, respectively.

ITEM 4.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases during the nine-month period ended September 30, 2006 made by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

			Total Number of
			Shares Purchased	Maximum Number
	Total Number		as Part of Publicly	of Shares That May
	of Shares	Average	Announced Plans	Yet Be Purchased
	Purchased	Price Paid	or Programs	under the Plans
Period	(a)(b)(c)	per Share	(a)(b)(c)	or Programs (d)

January 1 to 31, 2006	147,187	$134.17	147,187	1,730,459
February 1 to 28, 2006	996	127.29	996	6,729,463
March 1 to 31, 2006	400,044	110.33	400,044	6,329,419
April 1 to 30, 2006	3,562	105.47	3,562	6,325,857
May 1 to 31, 2006	1,500,525	102.31	1,500,525	4,825,332
June 1 to 30, 2006	1,380,000	104.05	1,380,000	3,445,332
July 1 to 31, 2006	2,405,982	98.37	2,405,982	1,039,350
August 1 to 31, 2006	765,012	112.31	765,012	274,338
September 1 to 30, 2006	375,000	118.07	375,000	4,899,338
Total	6,978,308	104.38	6,978,308	N/A

(a)	Based on settlements occurring within the month.

(b)	Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)

In addition to the purchases disclosed in this table, during 2006 the Company also acquired 2,723 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)

On December 10, 2004, Alcon’s board of directors authorized the purchase of up to 4,000,000 Alcon common shares. The purpose of this authorization is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees.

On February 8, 2006, Alcon’s board of directors authorized the purchase of up to an additional 5,000,000 Alcon common shares. While a portion of these shares may be used to satisfy the exercise of stock options or share-settled stock appreciation rights, another portion of these shares may be cancelled and retired if approved by Alcon’s shareholders.

On September 7, 2006, Alcon’s board of directors authorized another purchase of up to an additional 5,000,000 Alcon common shares. The Company plans to present shares reacquired under the authorization for cancellation and retirement, if approved by Alcon’s shareholders. From time to time, the Company will purchase shares in the open market.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as "may," "will," "should," "could" "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon’s subsidiaries. Ciprodex® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Healthcare AG. Moxifloxacin is licensed to Alcon by Bayer Healthcare, AG. Arxxant™ is a trademark of Eli Lilly and Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	October 24, 2006	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact

Date	October 24, 2006	By	/s/ Martin Schneider
Name: Martin Schneider
Title: Attorney-in-Fact